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FOR IMMEDIATE RELEASE                  TSX: COM

CARDIOME SUBMITS NDA FOR OXYPRIM™

Vancouver, Canada, December 23, 2003 - Cardiome Pharma Corp (TSX: COM) (the “Company” or “Cardiome”) today announced that it has submitted a New Drug Application (“NDA”) to the United States Food and Drug Administration (“FDA”) seeking marketing approval for oxypurinol (proposed tradename: Oxyprim™), for the treatment of allopurinol-intolerant hyperuricemia (gout). The NDA application was submitted under the provisions of the Orphan Drug Act and under Subpart H of the Food and Drug Act in the U.S.

“This application represents a significant milestone for Cardiome in several ways” stated Cardiome CEO Bob Rieder. “Most importantly, it may begin the transition of Cardiome from development-stage to commercial-stage. It also affirms Cardiome’s rapidly-growing expertise in the regulatory arena.”

The treatment of allopurinol-intolerant hyperuremic gout patients with oxypurinol has been designated an orphan drug program by the FDA. Orphan drug status is typically granted to drug development programs for “rare diseases” (high-need patient population in the U.S. of up to 200,000 patients). Orphan drug designation provides at least seven years of mandated market exclusivity in the US market. In addition, such orphan drug programs often qualify for expedited review by the FDA and are exempt from the FDA user fees ordinarily charged to submit an NDA.

Dr. Alan Moore, Cardiome’s Executive Vice-President of Clinical and Regulatory Affairs commented “This patient population urgently requires a therapeutic alternative. Approval by the FDA is never a certainty, especially in orphan indications. However, we look forward to working with the FDA to make this a viable therapeutic opportunity for these patients.”

Submission of the NDA application starts an initial review period of the application by the FDA to ensure the sufficiency of the NDA package. About 30% of NDA applications fail such review, and are returned to the sponsor for further work. The remaining NDA applications are then given full review.

Cardiome is currently in discussions with various companies regarding arrangements to distribute Oxyprim™, if approved. No final decision has yet been made as to whether Cardiome will sell Oxyprim™ directly or enter into other marketing arrangements.

Gout is a chronic and potentially debilitating disease characterized by painful arthritis attacks that afflicts more than two million patients in the U.S. Allopurinol is an effective treatment for hyperuricemia, accounting for approximately 70% of all gout prescriptions. While allopurinol is well tolerated by most patients, 2-4% of patients develop allergic reactions that require immediate discontinuation of the drug. Some of those patients (estimated at between 2,000 and 10,000 patients) have severe gout-related hyperuricemia and no disease-modifying treatment alternatives. These patients currently suffer painful arthritis attacks, uric acid crystal deposits in joints and skin, and in some cases kidney stones or even kidney failure. Oxyprim™ has the potential to successfully treat approximately 70% of this allopurinol-intolerant patient population.

Oxypurinol, the therapeutic agent in Oxyprim™, is a xanthine oxidase inhibitor (XOI) that is the active metabolite of allopurinol. Allopurinol and oxypurinol are both inhibitors of xanthine oxidase, the enzyme that is responsible for the conversion of hypoxanthine and xanthine to uric acid. By inhibiting the formation of uric acid, oxypurinol lowers uric acid levels in the blood and urine. Allopurinol has been used as an agent in the suppression of uric acid for patients with gout since the early 1960's.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation (AF). In a phase II study completed in September of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have high oral bioavailability, suggesting it could be used for chronic oral therapy. Currently available drugs for AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug-induced proarrhythmia, (ventricular fibrillation, heart attack), and other cardiac liabilities. On October 16, 2003 Cardiome and Fujisawa Healthcare, Inc. entered into a partnership agreement granting Fujisawa North American rights to intravenous RSD1235.

Cardiome’s lead drug in the congestive heart failure (“CHF”) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol sensitises cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the clinical outcomes for CHF patients. This application of oxypurinol is currently in a Phase 2/3 study in 400 patients with stage 3 and stage 4 CHF.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer